Contact

www.linkedin.com/in/sara-sieteski-phd (LinkedIn)
www.logoi.io/ (Company)

Top Skills

Entrepreneurship
Start-ups
Executive Management

Languages

English (Native or Bilingual)
Latin (Professional Working)
Greek, Ancient (to 1453) (Professional Working)
German (Limited Working)
Italian (Limited Working)
Spanish (Limited Working)

Certifications

ASU+GSV Virtual Summit 2020
ASU+GSV Cup Elite 200 (Logoi)
EDTECH WEEK - INDUSTRY INSIDER CERTIFICATION

Publications

Bryn Mawr Classical Review: Richard Hingley, Hadrian's Wall: A Life.

Changing Aspects of Army Life within the Hadrianic Period

Recontextualizing Military Structures along the Stanegate and Hadrian's Wall Utilizing Aerial Photography and GIS Mapping

Sara Sieteski, Ph.D.

Passionate about knowledge sharing, entrepreneurship, and equity.
Logoi | StartX (Stanford) | SkyDeck (Berkeley)
United States

Summary

Co-founder & CEO of Logoi: Unlock Your Company's Siloed Knowledge. Automatically.

0##➡#1## Builder of edtech products & online/hybrid programs at top brands: the post-accelerator cohort experience at Techstars, the FLEX MBA program + multiple executive education offerings at Berkeley-Haas (ranked 5th for entrepreneurship, top 10 overall), a fully online DNP program at Penn Nursing (top-5 ranked), and one of the first Coursera MOOCs at Wharton (ranked 6th for entrepreneurship, #1 overall).

Multi-time team leader & IC award recipient throughout my career. Most notably, led an award-winning 15-person team of learning designers and educational technologists at Berkeley-Haas, who successfully transitioned all in-person classes to a completely remote environment in a matter of days during the Covid-19 pandemic.

+ ## Combining the right blend of strategy & operations to meet company needs at various stages. Jill of many trades, who can act as both a specialist and generalist.

Teacher, coach, mentor & researcher who incorporates those fundamentals into her leadership & work style. Don't just trust me - check out my recommendations below .

Fierce advocate for access, equity, inclusion, and belonging. #1 fan of hardworking underdogs looking to change the world for the better.

———

Experience

Logoi
Co-Founder & CEO
February 2020 - Present (3 years 4 months)

Remote

Logoi | Unlock Your Company's Siloed Knowledge. Automatically.

• A Berkeley-Skydeck & Stanford-StartX portfolio company
• 2021 ASU+GSV Elite 200 Startup

StartX.
Portfolio Company (Logoi)
April 2022 - Present (1 year 2 months)
San Francisco Bay Area

Techstars
1 year 5 months

All-Star Mentor, Techstars Workforce Development Accelerator
November 2022 - February 2023 (4 months)
Remote

Lead Mentor, Techstars Anywhere Accelerator
July 2022 - October 2022 (4 months)
Remote

VP, Entrepreneur Education
October 2021 - September 2022 (1 year)
Boulder, Colorado, United States

• Established strategic direction and content + design standards for brand new post-accelerator entrepreneur cohort experience (0##➡#1##).
• Instructed 300+ entrepreneurs over 6 cohorts on best practices for startup fundraising, communication, and productivity. 4.5+(/5) CSATs .
• Worked in close collaboration with the Board Chairman + Network team to launch a new community product (Techstars Universe , powered by Discord).

Berkeley SkyDeck
Portfolio Company (Logoi)
October 2020 - September 2021 (1 year)
Berkeley, California, United States

University of California, Berkeley, Haas School of Business
3 years 8 months

Executive Director, Haas Digital (#5## ranked business school for entrepreneurship)
May 2020 - June 2021 (1 year 2 months)

Berkeley, California, United States

Our mission is to enrich and expand the reach of Berkeley Haas' world-class learning experience with innovative pedagogy and educational technology. Haas Digital shapes the future of online and blended offerings across Haas.

• Established strategic direction , operational infrastructure ##, and course design standards for online education offerings at a top-10 ranked business school. Key member of strategy team which launched the Haas Flex MBA.

• Led design and development of online learning products, analyzed data to understand learner needs, and managed communication with internal and external stakeholders.

• Collaborated regularly with peer schools as an industry thought leader on best practices for online learning and edtech strategies.

• Grew the team to 11 (15 at the height of the pandemic) talented learning designers, educational technologists, AV specialists, and the best student workers on campus.

• Haas Team of the Year award recipient .

Director, Haas Digital

August 2019 - May 2020 (10 months)

Berkeley, California, United States

• Successfully transitioned all in-person classes to a completely remote environment in a matter of days during the Covid-19 pandemic. Faculty consistently reported high levels of satisfaction with the expertise and support they received from Haas Digital, ensuring that students could continue to receive a superb educational experience during this unprecedented time.

• Created a scalable production process, aligned learning objectives, and improved the learner experience by implementing a wider range of educational technologies into our digital ecosystem.

• Identified opportunities to streamline processes, increase efficiency, and boost productivity ##.

• Continued to grow our high performing team by bringing on 2 additional student workers, making us a mighty team of 8.

• Haas Achievement Award recipient .

Senior Learning Technologies Product Manager, Haas Digital
November 2017 - August 2019 (1 year 10 months)
Berkeley, California, United States

• Founding member (0##➡#1##) of the Haas Digital team. Helped grow the team from 3 to 6 full-time employees and 1 student worker.

• Built and launched the first fully online offerings for Berkeley Executive Education, a highly popular EWMBA elective, as well as several smaller offerings for alumni and custom programs.

• Managed all vendor & contractor relationships and budget ($380K) .

•2x Haas SPOT Award recipient .

University of Pennsylvania School of Nursing
Online Learning, Classroom & Instructional Technologies Manager
April 2016 - November 2017 (1 year 8 months)
Philadelphia, Pennsylvania, United States

• Founding member (0##➡#1##) of the Penn Nursing Online Program Team, which leads online learning initiatives across a top-5 ranked nursing school.

• Built and launched the fully-online Post-Master's Doctor of Nursing Practice (DNP) program, as well as a number of continuing education (CE) offerings.

• Developed policies and procedures regarding online course development and hybrid class conversions, managing project timelines and allocating shared resources with a high level of efficiency.

• Managed all facets of build ## + operations ## related to classroom technologies, including smart-room design construction projects in partnership with central campus.

• Developed communication and business plans for technical initiatives with senior leadership and key stakeholders.

• Led a team of two direct reports, who supported instructional design and classroom technology services at the school.

• Oversaw a total budget of $350K .

• Also managed a special project with the Bates Center for the History of Nursing to digitize Mary Clymer's diary, one of the oldest documented personal accounts of nursing education practices in the late 19th C #.

Bryn Mawr College
Visiting Lecturer
2015 - 2017 (2 years)
Bryn Mawr, Pennsylvania, United States

Taught a GIS Methods for Archaeologists specialized workshop within an Archaeological Methods graduate course.

The Wharton School
Senior Product Manager (###6## ranked business school for entrepreneurship)
December 2013 - April 2016 (2 years 5 months)
Philadelphia, Pennsylvania, United States

• Supported instructional technology needs of faculty at the top-10 ranked Wharton Finance and Real Estate Departments.

• Built and launched one of the first 4 Wharton Online Coursera Business Foundations MOOCs: Introduction to Corporate Finance with Michael Roberts (0##➡#1##).

• Managed and facilitated online engagement content for alumni, including live webinar series.

• Cross-functional project leader on multiple technical teams.

• Wharton co-ed football team captain .

Bryn Mawr College
Project Associate for Design and Implementation, Classicizing Philadelphia
September 2013 - August 2014 (1 year)
Bryn Mawr, Pennsylvania, United States

Designed to crowdsource interest about # Classical architecture, theater, museum collections, and reception, Classicizing Philadelphia was created to serve as a database of notable objects around the city. Developed the site's founding infrastructure utilizing Omeka, ArtStor, and WordPress (0##➡#1##).

University of Pennsylvania
7 years 3 months

Senior Information Technology Specialist
December 2011 - December 2013 (2 years 1 month)
Philadelphia, Pennsylvania, United States

Penn Dental Medicine

Information Technology Specialist
May 2007 - December 2011 (4 years 8 months)
Philadelphia, Pennsylvania, United States

Penn Libraries System

Assistant Information Technology Specialist
October 2006 - May 2007 (8 months)
Philadelphia, Pennsylvania, United States

School of Arts and Sciences

Friends Select School
Mathematics Teacher
2010 - 2011 (1 year)
Philadelphia, Pennsylvania, United States

Math teacher for summer Algebra II course. Instructor for two summers. Highly rated teacher with exceptional student reviews .

Freelance Private Tutor
Independent Latin, Greek & Math Tutor
2010 - 2011 (1 year)
Philadelphia, Pennsylvania, United States

Johns Hopkins Center For Talented Youth (CTY)
Office Manager (Hawaii site)
June 2009 - August 2009 (3 months)
Kaneohe, Hawaii, United States

Oversaw budget and provided programmatic support for two 3-week summer immersion programs (in Hawaii) for gifted middle school students.

Cherokee Trail High School
Latin & Mathematics Teacher
2004 - 2006 (2 years)
Aurora, Colorado, United States

Designed and taught flagship (0##➡#1##) Latin curriculum (levels I, II, and III/ International Baccalaureate) & Algebra II at a brand new district school. Highly rated teacher with exceptional student reviews . Junior Classical League sponsor with record-high National Latin Exam results . Girls' lacrosse assistant coach for inaugural program .

University of Denver
Latin Instructor for Rocky Mountain Talent Search
2004 - 2005 (1 year)
Denver, Colorado, United States

Designed and taught a brand new (0##➡#1##) 3-week intensive course for gifted 12 to 15-year-old students. Instructor for two summers. Highly rated teacher with exceptional student reviews .

Education

Bryn Mawr College
Doctor of Philosophy - PhD, Classical and Ancient Studies

University of Pennsylvania
Master of Liberal Arts (MLA), Digital Humanities

Bryn Mawr College
Master of Arts - MA, Greek, Latin and Classical Studies

University of Colorado Boulder
Master of Arts - MA, Classical and Ancient Studies

University at Buffalo
Bachelor of Arts (B.A.), Classics & Mathematics, Minor: Biology